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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                               Amendment No. 1(1)

                            Akamai Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    00971T101
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                                 (CUSIP Number)

                               George H. Conrades
                          c/o Akamai Technologies, Inc.
               8 Cambridge Center, Cambridge, Massachusetts 02142
                                 (617) 444-3000

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 25, 2004
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)
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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------                                     ----------------------
 CUSIP NO. 00971T101                 13D                    PAGE 2 OF 6 PAGES
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1.   NAMES OF REPORTING PERSONS          George H. Conrades

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

     OO, PF (Please refer to Item 3 below)
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                      [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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                       7.    SOLE VOTING POWER
        NUMBER OF                 4,194,329
         SHARES
      BENEFICIALLY     ---------------------------------------------------------
     OWNED BY EACH     8.    SHARED VOTING POWER
        REPORTING                 0
      PERSON WITH
                       ---------------------------------------------------------
                       9.    SOLE DISPOSITIVE POWER
                                  4,194,329

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                       10.   SHARED DISPOSITIVE POWER
                                  0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,194,329

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.4%

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14.  TYPE OF REPORTING PERSON*

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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     This Amendment No. 1 to a statement on Schedule 13D amends and restates in its entirety the Schedule 13D filed by Mr. Conrades with the Securities and Exchange Commission on February 10, 2004. This Amendment No. 1 is being filed to report the acquisition by Mr. Conrades of 6,858 shares of common stock of Akamai Technologies, Inc. pursuant to a warrant exercise and the disposition by Mr. Conrades of 2,000,000 shares of common stock of Akamai Technologies, Inc. by gift.

ITEM 1.   SECURITY OF THE ISSUER.

     This amended and restated statement on Schedule 13D relates to common stock, $0.01 par value per share, of Akamai Technologies, Inc., a Delaware Corporation (the "Issuer"). The principal executive office of the Issuer is located at 8 Cambridge Center, Cambridge, Massachusetts 02142.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) - (f)

     This statement is being filed by George H. Conrades. Mr. Conrades's principal occupation is serving as the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. He is a citizen of the United States of America. His business address is 8 Cambridge Center, Cambridge, Massachusetts 02142. The Issuer's principal address is 8 Cambridge Center, Cambridge, Massachusetts 02142, and its principal business is to provide services and software related to e-business infrastructure.

     During the last five years, Mr. Conrades has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities reported herein were acquired over several years from the time Mr. Conrades joined the Issuer in March 1999 through April 2003. Mr. Conrades acquired the securities through various means, including (i) a Restricted Stock Agreement, dated March 26, 1999, between Mr. Conrades and the Issuer (the "Restricted Stock Agreement"), whereby Mr. Conrades paid for the securities through a $1,980,000 Promissory Note dated as of March 26, 1999 (the "Promissory Note"), which was repaid in full, (ii) distributions by Polaris Venture Partners II, L.P. and Polaris Venture Partners Founders' Fund II, L.P. (collectively, the "Polaris Funds") to its partners, including Mr. Conrades from August 2000 through February 2001, without any consideration paid, (iii) open market purchases made using personal funds from February 2002 through February 2003 , and (iv) a distribution made on April 15, 2003 pursuant to the terms of the Grantor Retained Annuity Trust M/B George H. Conrades U/A/D August 10, 1999 (the "Trust").

ITEM 4.   PURPOSE OF TRANSACTIONS.

     On April 30, 2004, Mr. Conrades, acquired 6,858 shares of the Issuer's common stock, $0.01 par value per share (the "Common Stock") pursuant to a cashless exercise of a warrant to purchase an aggregate of 8,694 shares of Common Stock issued to Mr. Conrades by the Issuer on May 7, 1999 (the "Warrant"). On May 25, 2004, Mr. Conrades, age 65, for estate planning purposes, gifted 2,000,000 shares of

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Common Stock to The Gomez Trust dtd 5/25/04 for the benefit of his children. Mr.
Conrades acquired the securities originally reported herein for various purposes, including (i) pursuant to the Restricted Stock Agreement in connection with his position as an executive officer and director of the Issuer, (ii) distributions by the Polaris Funds to its partners, (iii) securities purchased on the open market for investment purposes, and (iv) a distribution pursuant to the terms of the Trust. In the future, Mr. Conrades may acquire additional shares of common stock or other securities of the Issuer. In addition, he may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

     As the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, Mr.Conrades from time to time may consider proposals that relate to or would result in the matters listed in Items 4(a)-(j) of Schedule 13D. Except as otherwise described herein, Mr. Conrades has no plan or proposal with respect to the Issuer which relates to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) As of May 25, 2004, Mr. Conrades beneficially owned 4,194,329 shares of the Issuer's common stock, which represents 3.4% of the 124,613,624 outstanding shares of the Issuer's common stock as of May 25, 2004. Mr. Conrades has the sole power to vote or dispose of all of such shares of common stock and does not share voting or dispositive power with respect to any shares of the Issuer's common stock.

     (c) On April 30, 2004, Mr. Conrades acquired 6,858 shares of Common Stock pursuant to a cashless exercise of the Warrant. In connection with the cashless exercise, Mr. Conrades surrendered 1,836 shares of Common Stock having a fair market value of $4,590, which equaled the aggregate exercise price of the Warrant on the date of exercise. On May 25, 2004 Mr. Conrades gifted 2,000,000 shares of Common Stock to The Gomez Trust dtd 5/25/04.

     (d) Mr. Conrades has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock owned by him.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to a Stock Option Agreement dated July 12, 2002, Mr. Conrades was granted an option to purchase 750,000 shares of common stock at an exercise price of $1.26 per share, which option expires 10 years from the date of grant, or if earlier, the termination of Mr. Conrades' employment.

     Except as described herein, Mr. Conrades has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person or entity with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following document is filed as an Exhibit to this schedule and is incorporated by reference herein.

Exhibit No.    Description
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    1.         $1,980,000 Promissory Note dated as of March 26, 1999 between
               George Conrades and Akamai Technologies, filed as Exhibit 10.17 to Akamai's Form S-1 filed August 20, 1999, and is incorporated by reference herein. Such Note was repaid in full.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         Dated: May 28, 2004


                                         By: /s/ George H. Conrades
                                            ------------------------------------
                                             George H. Conrades
                                             Chairman of the Board of Directors
                                             and Chief Executive Officer